UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

April 26, 2006

Act	Exchange Act
Section	12(j)
Rule	
Public Availability	4/26/06

Dana G. Fleischman
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

Re: Deregistered Securities Under Exchange Act Section 12(j)
TP File No. 06-63

Dear Ms. Fleischman:

This is in response to your letter dated April 26, 2006. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

The staff of the Division of Market Regulation of the Securities and Exchange Commission, without necessarily concurring in your analysis, confirms that it will not recommend to the Commission that enforcement action be taken against any member of a national securities exchange, broker or dealer if such entity engages in the Subject Activities in connection with the securities of Riverstone Networks, Inc., which have been deregistered by the Commission pursuant to Section 12(j) of the Securities Exchange Act of 1934. We note in particular your representation that the broker-dealer would be acting upon the express instructions of its customer and would not receive any compensation from the customer for so doing other than customary processing fees that would apply to any similar circumstance involving a security that has not been deregistered under Section 12(j).[1]

The foregoing no-action position is based solely on your representations and the facts presented in your letter dated April 26, 2006, and is strictly limited to enforcement action under the statutory provision listed above relating to the Subject Activities. The staff position does not purport to express any legal conclusions with respect to the applicability of Section 12(j) to the Subject Activities. Such Subject Activities should be

[1] Whether or not such processing fees are charged to the customer or are simply absorbed by the broker-dealer may vary depending on a particular broker-dealer's policies and its agreement with its customer.

discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, brokers or dealers are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 15(c)(1)(A) of the Exchange Act and Rule 10b-5 under the Exchange Act. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the brokers or dealers. The Commission expresses no view with respect to any other questions that the Subject Activities may raise, including, but not limited to, the applicability of any other federal or state laws to the Subject Activities.

Very truly yours,

James A. Brigagliano
Acting Associate Director
Division of Market Regulation

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

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April 26, 2006

Mr. James A. Brigagliano
Acting Associate Director
Office of Trading Practices and Processing
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Deregistered Securities Under Exchange Act Section 12(j)

Dear Mr. Brigagliano:

We respectfully request that the staff (the "Staff") of the Division of Market Regulation of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend that enforcement action be taken against any member of a national securities exchange, broker or dealer (such members, brokers and dealers are collectively referred to herein as "broker-dealers") if such entity engages in the activities discussed below in connection with securities of Riverstone Networks, Inc. ("Riverstone") that have been deregistered ("Deregistered Securities") by the Commission pursuant to Section 12(j) ("Section 12(j)") of the Securities Exchange Act of 1934 (the "Exchange Act").[1]

The Order notes that Riverstone is a Delaware corporation with its principal office in Santa Clara, California, and that Riverstone common stock has been registered under Section 12(g) of the Exchange Act since 2001.[2] Because of the failure of Riverstone to comply

[1] *See* Release No. 34-53268 (Feb. 10, 2006) (order of the Commission deregistering Riverstone's common stock) (the "Order").

[2] *See* Order.

with certain provisions of the Exchange Act, the Commission issued the Order revoking the registration of Riverstone's common stock, as further described in the Order.[3]

Riverstone has posted on its website a letter to its stockholders dated March 27, 2006 (the "Stockholder Letter"), stating that Riverstone common stock is the subject of an unsolicited tender offer by Hold River LLC and Hedgehog Capital LLC (the "Tender Offer").[4] The Stockholder Letter also notes that Riverstone has filed a petition for relief under Chapter 11 of the Bankruptcy Code.[5]

Discussion

Section 12(j) states that the Commission may "revoke the registration of a security, if the Commission finds . . . that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder." Section 12(j) further states that no broker-dealer "shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been . . . revoked pursuant to the preceding sentence."

We believe this provision could be viewed as prohibiting the following activities (the "Subject Activities") in connection with the Tender Offer: (i) acting on instructions from a customer to certificate, transfer, deliver or otherwise move Deregistered Securities held by the broker-dealer for or on behalf of the customer (including securities beneficially owned by the customer but registered in "street name") in response to the Tender Offer for the Deregistered Securities; and (ii) engaging in certain ancillary activities necessary or appropriate to implement such instructions (including delivering instructions to a securities depository, custodian or other institution that holds securities on behalf of the broker-dealer and its customers to transfer the appropriate number of shares from the broker-dealer's participant account to the account designated by the customer, and calling back or returning called Deregistered Securities that are the subject of securities lending transactions that were outstanding at the time of deregistration pursuant to Section 12(j) in order to tender such Securities as instructed).[6]

With regard to the foregoing, we note that any requirement that broker-dealers arrange to have Deregistered Securities held in street name to be transferred into the name of a customer and physically delivered to the customer (or, at the customer's direction, to a bank

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3 *See* Order.

4 *See* www.riverstonenet.com/pdf/Letter%20to%20Stockholders%20_Tender%20offer_%20FINAL.pdf.

5 *See* Stockholder Letter.

6 *See, e.g.,* Rule 2260 of the National Association of Securities Dealers, Inc. and Rule 451 of the New York Stock Exchange Inc., which require prompt forwarding of proxy and other materials to the beneficial owner of securities. If a broker-dealer is required to forward tender offer materials to a customer, but is then unable to act upon the customer's instruction to tender its securities, the broker-dealer may face liability from its customer for failure to follow its instruction.

custodian or other institution not subject to the prohibitions of Section 12(j)) so that the customer can participate in the Tender Offer by tendering the Deregistered Securities directly, will likely entail additional cost and significant time delay, which may well exceed the deadline imposed on the customer for participation in the Tender Offer. Such requirement would also appear contrary to the Commission's desire to encourage the use of depository facilities and the holding of depository-eligible securities in street name.

We also emphasize that the broker-dealer would be acting upon the express instructions of its customer with respect to the customer's desire to participate in the Tender Offer and would not receive any compensation from the customer for so doing, other than customary processing fees (if any) that would apply to any similar circumstance involving a security that has not been deregistered under Section 12(j).[7] Strictly construing Section 12(j) in a manner that would prohibit the broker-dealer from engaging in the Subject Activities in order to accommodate its customers would serve only to harm the very persons Section 12(j) is designed to protect. Accordingly, we do not believe that permitting broker-dealers to engage in the Subject Activities would be either inconsistent with the public interest or detrimental to the protection of investors.

Request For Relief

In light of the foregoing, we request confirmation that the Staff will not recommend that enforcement action be taken against any broker-dealer that engages in the Subject Activities in connection with Deregistered Securities. We note that the Subject Activities are extremely limited in nature, and do not cover any general ability for a broker-dealer to engage in ordinary course purchase and sale transactions in the Deregistered Securities.

We would appreciate consideration of the matters addressed in this letter as promptly as your schedule permits. If for any reason the Staff is not disposed to grant the relief requested hereby, or if the Staff would prefer to provide its guidance in a different format, we would appreciate the opportunity to discuss the matter with the Staff prior to the issuance of a formal response.

Sincerely,

Dana G. Fleischman

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7 Whether or not such processing fees are charged to the customer or are simply absorbed by the broker-dealer, may vary depending on a particular broker-dealer's policies and its agreement with its customer.